SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                              Boston Biomedica Inc
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    100560101
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                                 (CUSIP Number)

               Kevin W. Quinlan, President, Boston Biomedica Inc.,
                   375 West Street, West Bridgewater, MA 02379
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25,2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100560101               SCHEDULE 13D                 Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Shoreline Micro-Cap Fund I, LP  #36-4267056
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC, See Item 3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      222 West Adams St, Chicago, IL 60606-5307
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                  7     SOLE VOTING POWER

                         285,298 shares (consisting of (a) 212,000 shares of common stock of the Company; (b) 232,143 shares of common stock of the Company issuable pursuant to the conversion of $220,000 convertible debentures of the Company; and (c) 7822 shares of common stock issuable upon the exercise of warrants of the Company)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               285,298 shares (consisting of (a) 212,000 shares of
    WITH                common stock of the Company; (b) 65,476 shares of common
                        stock of the Company issuable pursuant to the conversion
                        of $220,000 convertible debentures of the Company; and
                        (c) 7822 shares of common stock issuable upon the
                        exercise of warrants of the Company)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,298 shares (consisting of (a) 212,000 shares of common stock of the Company; (b) 65,476 shares of common stock of the Company issuable pursuant to the conversion of $220,000 convertible debentures of the Company; and (c) 7822 shares of common stock issuable upon the exercise of warrants of the Company)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
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14    TYPE OF REPORTING PERSON*

      IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 100560101               SCHEDULE 13D                 Page 3 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard P. Kiphart  SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF and WC, See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

                        550,175 shares including the 285,298 shares reported by
                        Shoreline Micro-Cap Fund I, L.P. above (consisting of
                        (a) 5,000 shares of the common stock of the Company
                        owned by Mr. Kiphart; (b) 232,143 shares of the common
                        stock of the Company issuable upon the conversion of
                        $780,000 convertible debentures of the Company owned by
                        Mr. Kiphart; (c) 27,734 shares of the common stock of
                        the Company issuable pursuant to the exercise of
                        warrants of the Company owned by Mr. Kiphart; (d)
                        212,000 shares of common stock of the Company owned by
                        Shoreline Micro-Cap Fund, I L.P., (e) 65,476 shares of
                        common stock of the Company issuable pursuant to the
                        conversion of $220,000 convertible debentures of the
                        Company owned by Shoreline Micro-Cap Fund I, L.P.; and
                        (f) 7822 shares of common stock issuable upon the
                        exercise of warrants of the Company owned by Shoreline
                        Micro-Cap Fund I, L.P.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               550,175 shares including the 285,298 reported by
    WITH                Shoreline Micro-Cap Fund I, L.P. above (consisting of
                        (a) 5,000 shares of the common stock of the Company
                        owned by Mr. Kiphart; (b) 232,143 shares of the common
                        stock of the Company issuable upon the conversion of
                        $780,000 convertible debentures of the Company owned by
                        Mr. Kiphart; (c) 27,734 shares of the common stock of
                        the Company issuable pursuant to the exercise of
                        warrants of the Company owned by Mr. Kiphart; (d)
                        212,000 shares of common stock of the Company owned by
                        Shoreline Micro-Cap Fund, I L.P., (e) 65,476 shares of
                        common stock of the Company issuable pursuant to the
                        conversion of $220,000 convertible debentures of the
                        Company owned by Shoreline Micro-Cap Fund I, L.P.; and
                        (f) 7822 shares of common stock issuable upon the
                        exercise of warrants of the Company owned by Shoreline
                        Micro-Cap Fund I, L.P.)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      550,175 shares including the 285,298 shares reported by Shoreline Micro-Cap Fund I, L.P. above (consisting of (a) 5,000 shares of the common stock of the Company owned by Mr. Kiphart; (b) 65,476 shares of the common stock of the Company issuable upon the conversion of $780,000 convertible debentures of the Company owned by Mr. Kiphart; (c) 27,734 shares of the common stock of the Company issuable pursuant to the exercise of warrants of the Company owned by Mr. Kiphart; (d) 212,000 shares of common stock of the Company owned by Shoreline Micro-Cap Fund, I L.P., (e) 65,476 shares of common stock of the Company issuable pursuant to the conversion of $220,000 convertible debentures of the Company owned by Shoreline Micro-Cap Fund I, L.P.; and (f) 7822 shares of common stock issuable upon the exercise of warrants of the Company owned by Shoreline Micro-Cap Fund I, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 100560101               SCHEDULE 13D                 Page 4 of 8 Pages


                                  SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to common stock of Boston Biomedica Inc. (the "Company"). The principal executive offices of the Company are located at 375 West Street, West Bridgewater, MA 02379.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Shoreline Micro-Cap Fund I, L.P., an Illinois limited partnership (the "Fund") and Richard P. Kiphart, the General Partner of the Fund.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

(b) The business address of the Fund is as follows:

Shoreline Micro-Cap Fund I, L.P.
c/o William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606

Mr. Kiphart's business address is as follows:

Richard P. Kiphart
c/o William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606

(c) The Fund was formed for the purposes of making investment in micro-cap companies.

Mr. Kiphart is the General Partner of the Fund and is a principal and member of the Executive Committee of William Blair & Company, L.L.C., where he heads the firm's Corporate Finance Department.

(d) None of the limited partners or general partner of the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the limited partners or general partner of the Fund has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

CUSIP No. 100560101               SCHEDULE 13D                 Page 5 of 8 Pages


(f) Mr. Kiphart is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

The common stock of the Company issuable to the Fund upon the conversion of $220,000 convertible debentures (65,476 shares of common stock) and the exercise of warrants (7,822 shares of common stock) was acquired on August 25, 2000. The funds for the acquisition of the convertible debentures and warrants of the Company consisted of working capital invested in the Fund by its limited partners and general partner. The amount of the transaction was $209,000. The common stock previously owned by the Fund (212,000 shares of common stock, identified separately above) was purchased more than sixty days earlier in market transactions and were also paid for with the working capital invested in the Fund.

The common stock of the Company issuable to Mr. Kiphart upon the conversion of $780,000 convertible debentures (232,143 shares of common stock) and the exercise of warrants (27,734 shares of common stock) was acquired on August 25, 2000. The funds for the acquisition of the convertible debentures and warrants of the Company consisted of personal funds invested by Mr. Kiphart. The amount of the transaction was $741,000. The common stock previously owned by Mr. Kiphart (5,000 shares of common stock, identified separately above) was purchased more than sixty days earlier in market transactions and were also paid for with personal funds of Mr. Kiphart.

Item 4 Purpose of Transaction

The convertible debentures and warrants of the Company were purchased separately but in a related transaction by the Fund and Mr. Kiphart for investment purposes only. As mentioned in Item 3 above, the common stock previously owned separately by the Fund and Mr. Kiphart was purchased in market transactions. The convertible debentures and the warrants were purchased pursuant to a Securities Purchase Agreement with the Company on August 25, 2000. This purchase was disclosed on the Form 8-K filed by the Company on August 25, 2000 and the Form D filed by the Company on September 7, 2000.

Item 5 Interest in Securities of the Issuer

(a) As of August 25, 2000, the Fund owned a total of 285,298 shares of the common stock of the Company (consisting of (a) 212,000 shares of common stock of the Company; (b) 232,143 shares of common stock of the Company issuable pursuant to the conversion of $220,000 convertible debentures of the Company; and (c) 7822 shares of common stock issuable upon the exercise of warrants of the Company) which equals 5.08% of the outstanding shares of the common stock of the Company.

As of August 25, 2000, Mr. Kiphart beneficially owned a total of 550,175 shares of the common stock of the Company (consisting of (a) 5,000 shares of the common stock of the Company owned by Mr. Kiphart; (b) 232,143 shares of the common stock of the Company issuable upon the conversion of $780,000 convertible debentures of the Company owned by Mr. Kiphart; (c) 27,734 shares of the common stock of the Company issuable pursuant to the exercise of warrants of the Company owned by Mr. Kiphart; (d) 212,000 shares of common stock of the Company owned by the Fund; (e) 65,476 shares of common stock of the Company issuable pursuant to the conversion of $220,000 convertible debentures of the Company owned by the Fund; and (f) 7822 shares of common stock issuable upon the exercise of warrants of the Company owned by the Fund) which equals 9.80% of the outstanding shares of the common stock of the Company.

CUSIP No. 100560101               SCHEDULE 13D                 Page 6 of 8 Pages


(b) The Fund owns a total of 285,298 shares of the common stock of the Company (as described in Item 5(a) above) and Mr. Kiphart beneficially owns a total of 550,175 shares of the common stock of the Company (described in Item 5(a) above. Mr. Kiphart, as General Partner of the Fund, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares of the Fund.

(c) On August 25, 2000, the Fund purchased $220,000 convertible debentures and warrants of the Company for a purchase price of $209,000. In a separate but related transaction, Mr. Kiphart purchased $780,000 convertible debentures and warrants of the Company for a purchase price of $741,000. The convertible debentures may be converted into shares of the common stock of the company and the warrants may be exercised into shares of the common stock of the company, subject to the terms of the respective Securities Purchase Agreements dated August 25, 2000.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With the exception of the transactions discussed above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Fund and any other person or persons with respect to the securities of the issuer.

Item 7 Material to Be Filed as Exhibits

No material is being filed as exhibits. As previously mentioned, the Company has disclosed the transactions involving the subordinated debentures and warrants in its Form 8-K filing as of August 25, 2000.

                                   Signature

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2000               Signature: /s/ Richard P. Kiphart
                                                --------------------------------
                                         Title: General Partner, Shoreline
                                                Micro-Cap Fund I, L.P.


Date: October 12, 2000               Signature: /s/ Richard P. Kiphart
                                                --------------------------------

                                    EXHIBIT A

                        AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree to file a single statement on Schedule 13D to report their beneficial ownership of the Common Stock of Boston Biomedica Inc. pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934.

Date: October 13, 2000               Shoreline Micro-Cap Fund I, L.P.

                                     By Richard P. Kiphart, its General Partner

                                     By: /s/ Richard P. Kiphart

Date: October 13, 2000               Richard P. Kiphart
                                     /s/ Richard P. Kiphart